Exhibit 99.1

CROW TECHNOLOGIES 1977 LTD.

ANNOUNCES DISTRIBUTION OF A DIVIDEND

Airport City, Israel, March 24, 2015 – Crow Technologies 1977 Ltd. announced that the Board of Directors approved the distribution of a cash dividend in the amount of USD 0.45 per share, totaling approximately US$2 million. The dividend will be paid to shareholders of record as of April 15, 2015. The Company will pay the dividend out on May 27, 2015. The dividend payment is subject to withholding tax of up to 30%.

In its decision to approve the distribution of the cash dividend, the Board of Directors examined whether the Company meets the distribution criteria according to Israeli law. The Board of Directors concluded that the abovementioned distribution will not undermine the Company’s ability to keep performing in its current course of business or future plans, and is able to meet its undertakings when due.

The audited consolidated financial statements for the year ended December 31, 2014 may be viewed at Company's website at www.thecrowgroup.com.